The Secret August Voting Lock-Up Explained

The brief history of inappropriate vote buying, subterfuge, and stonewalling. This troubling episode reveals yet another management mistake that squandered value for a company with great potential.

NOVEMBER 20, 2014
Alcoa Inc. (now known as Arconic Inc.) purchases Firth Rixson for $3 billion in cash and stock. CEO Dr. Klaus Kleinfeld promises $1.6 billion of revenue and $350 million of EBITDA from the acquisition by 2016.

NOV 2014 - AUG 2016
Firth Rixson massively underperforms, ultimately bringing in 40% less revenue and 60% less EBITDA than Dr. Kleinfeld promised. Amidst this underperformance, Arconic would likely have potential legal claims against the Seller of Firth Rixson.

AUGUST 18, 2016
Arconic settles legal claims for $20 million and an agreement to lock up the vote of approximately 8.7 million shares of Arconic common stock for a period of two years. This Secret August Voting Lock-Up requires the former owner of Firth Rixson to vote any shares of Arconic common stock held as of the March 1st, 2017 record date according to Dr. Kleinfeld's interests at the 2017 Annual Meeting. In entering into the Secret August Voting Lock-Up the day after the August 17th filing of a proxy statement for the reverse stock split, it appears Arconic sought to avoid disclosure of the vote-buying transaction.









OCTOBER 5, 2016
Arconic shareholders approve the reverse stock split. There is no disclosure of the Secret August Voting Lock-Up. Disclosure also not provided in subsequent 10-Q, 10-K, or other regulatory filings.

MARCH 13, 2017
After the record date for the 2017 Annual Meeting passes, precluding shareholders from buying shares out from under the Secret August Voting Lock-Up, Arconic seeks to bury its disclosure of the agreement in a two sentence paragraph on page 36 of a 135 page regulatory filing.

MARCH 16, 2017
Elliott demands answers and accountability, asking Arconic's board for information regarding who negotiated and approved this deal and why it was concealed for seven months.



MARCH 20, 2017
Arconic waives the Secret August Voting Lock-Up, but refuses to provide important details about the agreement or hold anyone accountable. Arconic claims that it did not previously disclose the agreement as the Company did not know whether or not the Seller of Firth Rixson was a shareholder as of the record date, notwithstanding the fact that one of the Company's own board members is affiliated with the Firth Rixson Seller and the agreement was signed two weeks after the record date for the reverse stock split, which under the Company's own logic should have mandated disclosure of the agreement.



MARCH 16 - 27, 2017
Arconic refuses to comply with transparency request.

MARCH 27, 2017
Elliott sends letter to Arconic's board and management in response to the Company's refusal to comply with the information request and inquiries of other shareholders and asks: What is the Company trying to hide?

MARCH 28 - PRESENT
Company continues to stonewall, refusing to provide shareholders with information relating to the cost and negotiation of the Secret August Voting Lock-up or even a copy of the agreement.

Each and every Arconic employee is required to act in accordance with the Company's Code of Conduct, including the CEO. All we are asking Arconic's Board to do is to treat top management the same way top management would treat any other employee. There cannot be one set of relaxed rules for the top brass on Park Avenue, while the rest of the organization is held to a higher standard.

Learn how you can bring back accountability and increase shareholder value at NewArconic.com

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